SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             THE UNIMARK GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   904789104
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 17, 1998
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 87 Pages
                              Exhibit Index: Page 9

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                                                              Page 2 of 87 Pages

                                  SCHEDULE 13D

CUSIP No. 904789104


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 5,305,500\1\
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,305,500\1\
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,305,500\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    38.06%

14       Type of Reporting Person*

                  OO; IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
\1\ See Item 6.

                                                              Page 3 of 87 Pages

     This Amendment No. 1 to Schedule 13D relates to Common Shares, par value $0.01 per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated July 7, 1998 (the "Initial Statement"), filed by the Reporting Person (as defined below). This Amendment No. 1 is being filed by the Reporting Person to report that as a result of an adjustment to the original arrangement as set forth in the Letter Agreement between the Issuer and MSIF, as described in the Initial Statement, the number of Shares of which the Reporting Person currently may be deemed to be the beneficial owner has changed from that previously reported and that the underlying transaction set forth in the Initial Statement has been consummated. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Mexico Strategic Advisors LLC (the "Reporting Person") and relates to Shares and the options to acquire certain Shares (the "Options") held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M").

          Updated information concerning the members of the Board of Advisors of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          M&M expended approximately $14,998,706 of its working capital to purchase the Shares reported herein as being acquired since July 7, 1998 (the date of filing of the last statement on Schedule 13D).

          The securities which will be held for the account of M&M may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Shares reported herein acquired for the account of M&M were acquired or disposed of for investment purposes. Neither the Reporting Person nor, to the best of its knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, MSIF, Madera and/or M&M, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person may be deemed the beneficial owner of the 5,305,500 Shares held for the account of M&M (approximately 38.06% of the total number of Shares outstanding assuming exercise of the Options held for the

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                                                              Page 4 of 87 Pages

account of M&M). This number consists of (i) 3,305,500 Shares held for the account of M&M and (ii) 2,000,000 Shares issuable upon exercise of the Options held for the account of M&M.

          (b) The Reporting Person (by virtue of the Advisory Contract) has the sole power to direct the voting and disposition of the Shares held for the account of M&M.

          (c) Except for the transaction described in Item 3 and Item 6 hereto, there have been no transactions effected with respect to the Shares since July 7, 1998 (the date of filing of the last statement on Schedule 13D) by the Reporting Person and/or M&M.

          (d) M&M and its members have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares and Options, held for the account of M&M in accordance with their membership interests in M&M.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          The terms of the arrangement contemplated in the Letter Agreement previously described in the Initial Statement on Schedule 13D were adjusted due to certain business factors and as such, the final arrangement set forth in the Purchase Agreement (as defined herein) includes the grant of an additional option for 1,000,000 Shares pursuant to the Second Option Agreement as described below. There was no additional consideration paid for this additional option and such option was granted pursuant to the final terms of the original transaction.

          On July 17, 1998, M&M entered into a purchase agreement (the "Purchase Agreement") with the Issuer, a copy of which is attached hereto as Exhibit B and incorporated by reference in response to this Item 6. Pursuant to the terms of the Purchase Agreement, M&M purchased 3,305,500 Shares at $4.5375 per Share and was granted Options to purchase 2,000,000 Shares at an exercise price of $4.5375 per Share. The description of the terms of the Purchase Agreement below is qualified in its entirety by reference to the specific provisions of the Purchase Agreement. The terms for the exercise of the Options are set forth in the Option Agreements (as defined below).

          In accordance with Section 4.2 of the Purchase Agreement, M&M is entitled to designate that percentage of the Issuer's Board of Directors that is at least equal to M&M's and its affiliates' percentage ownership of the outstanding common stock of the Issuer.

          Pursuant to Section 5 of the Purchase Agreement, M&M shall not sell, transfer, pledge, encumber or otherwise dispose of any of the Shares for one year from July 17, 1998, the time of acquisition of the Shares, other than to affiliates, each of which shall be bound by the foregoing transfer restriction.

          On July 17, 1998, M&M and the Issuer entered into (i) a one year option agreement (the "First Option Agreement") a copy of which is attached hereto as Exhibit C and (ii) a three year option agreement (the "Second Option Agreement"), a copy of which is attached hereto as Exhibit D (collectively, the

                                                              Page 5 of 87 Pages

"Option Agreements"). Exhibits C and D are incorporated by reference in response to this Item 6. Pursuant to these Option Agreements, M&M is entitled to acquire up to 1,000,000 Shares under each Option Agreement, subject to certain terms and conditions.

          On July 17, 1998, the Issuer executed a Registration Rights Agreement for the benefit of M&M (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6, in connection with the acquisition of certain Registrable
Securities (as defined in the Registration Rights Agreement), which term includes the Shares and the Options to acquire Shares. The Registration Rights Agreement provides that the Issuer will use its best efforts to qualify for registration on Form S-3 or any successor form, and that holders of Registrable Securities have certain rights, subject to restrictions, pertaining to their ability to demand that the Issuer register the Restricted Shares under the Securities Act.

          The Registration Rights Agreement contains other provisions relating to registration procedures, indemnification and contribution and other matters, all of which are incorporated herein by reference.

          On July 17, 1998, M&M entered into and executed a Shareholders Agreement (the "Shareholders Agreement") with Messrs. Rafael Vaquero Bazan and Fernando Camacho Casas (collectively, "the Executives") a copy of which is attached hereto as Exhibit F and incorporated by reference in response to this
Item 6. Pursuant to Section 1 of the Shareholders Agreement, for a period of one year from execution, M&M agrees not to sell, transfer, assign, exchange, pledge, encumber or dispose of any Shares except to an Affiliate, each of which shall be bound by the foregoing transfer restriction.

          Pursuant to Section 2 of the Shareholders Agreement, M&M and the Executives have agreed to provide a buy-sell option to each other, exercisable at any time after one year from the date of execution subject to certain conditions as provided in the Shareholders Agreement.

          From time to time, each of the Reporting Person, MSIF, Madera and/or M&M may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Person, MSIF, Madera and/or M&M may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as described above, the Reporting Person, MSIF, Madera and/or M&M do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     B.   Purchase Agreement executed July 17, 1998 between the Issuer and M&M.

     C.   First Option  Agreement  executed July 17, 1998 between the Issuer and
          M&M.

     D.   Second Option Agreement  executed July 17, 1998 between the Issuer and
          M&M.

                                                              Page 6 of 87 Pages

     E. Registration Rights Agreement executed July 17, 1998 between the Issuer and M&M.

     F.   Shareholders  Agreement  executed July 17, 1998 between the Issuer and
          M&M.

                                                              Page 7 of 87 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 1998

                            MEXICO STRATEGIC ADVISORS LLC



                            By:/s/ Miriam Rebling
                               ---------------------------
                               Miriam Rebling
                               Manager

                                                              Page 8 of 87 Pages



                                     ANNEX A

               Board of Advisors of Mexico Strategic Advisors LLC

Name/Citizenship               Principal Occupation               Business (or Residence) Address
Mr. Fernando Chico Pardo       Manager of Mexico Strategic        Bosque de Alisos, No. 47A, 3rd Floor
Mexico)                        Advisors LLC and Partner of        Colonia Bosques de las Lomas
                               Promecap, S.C.                     05120 Mexico, Distrito Federal


Mr. Jose Ignacio de            Associate of Promecap, S.C.        Bosque de Alisos, No. 47A, 3rd Floor
   Abeiga Pons                                                    Colonia Bosques de las Lomas
(Mexico)                                                          05120 Mexico, Distrito Federal

Mr. Juan Marco Gutierrez       Associate of Promecap, S.C.        Bosque de Alisos, No. 47A, 3rd Floor
   Wanless                                                        Colonia Bosques de las Lomas
(Mexico)                                                          05120 Mexico, Distrito Federal

Mr. Gary Gladstein             Managing Director of Soros         888 Seventh Avenue, 33rd Floor,
(United States)                Fund Management LLC                New York, New York 10106

Mr. Richard Katz               Private Investor                   Villa La Sirena, Vico dell'
(England)                                                         Olivetta 12, 18039 Mortola
                                                                  Inferiore, Ventimiglia, Italy
                                                                 (Residence)

                                                              Page 9 of 87 Pages


                                  EXHIBIT INDEX

B. Purchase Agreement executed July 17, 1998 between The UniMark Group, Inc. and M&M Nominee LLC.

C. First Option Agreement executed July 17, 1998 between The UniMark Group, Inc. and M&M Nominee LLC.

D. Second Option Agreement executed July 17, 1998 between The UniMark Group, Inc. and M&M Nominee LLC.

E. Registration Rights Agreement executed July 17, 1998 between The UniMark Group, Inc. and M&M Nominee LLC.

F. Shareholders Agreement executed July 17, 1998 between The UniMark Group, Inc. and M&M Nominee LLC.